SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

 Bridge Capital Holdings
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock
(Title of Class of Securities)

108030107
(CUSIP Number of Common Stock Underlying Class of Securities)

Thomas A. Sa
Executive Vice President and Chief Financial Officer
Bridge Capital Holdings
55 Almaden Boulevard
San Jose, CA 95113
(408) 423-8500

 (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Thomas G.  Reddy
David J. Gershon
Bingham McCutchen LLP
Three Embarcadero Center
San Francisco, California 94111
(415) 393-2000
Fax (415) 393-2286

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,188,346	$237.67

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 295,650 shares of common stock of Bridge Capital Holdings having an aggregate value of $1,188,346 as of June 30, 2011 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the binominal lattice option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $200 for each $1,000,000 of the value of the transaction. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement on Schedule TO relates to an offer by Bridge Capital Holdings, a California corporation (“Bridge Capital Holdings” or the “Company”), to exchange (the “Exchange Offer”) options to purchase up to an aggregate of 295,650 shares of the Company’s common stock, whether vested or unvested, that (i) were granted prior to July 5, 2011 with an exercise price greater than or equal to $12.00; (ii) were granted under either the Amended and Restated Bridge Bank 2001 Stock Option Plan or Bridge Capital Holdings 2006 Equity Incentive Plan; and (iii) are held by eligible option holders (the “Eligible Options”).

These Eligible Options may be exchanged for new options that will be granted under the Company’s 2006 Equity Incentive Plan (the “New Options”), upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Options, dated July 5, 2011 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the Summary of Offer to Exchange Certain Options for New Options, attached hereto as Exhibit (a)(1)(B), (iii) the Letter to Eligible Optionees from Daniel P. Myers, dated July 5, 2011, attached hereto as Exhibit (a)(1)(C), (iv) the Election Form and Agreement to Terms of Election, attached hereto as Exhibit (a)(1)(D), (v) the Form of Eligible Option Information sheet, attached hereto as Exhibit (a)(1)(E), (vi) the Confirmation of Receipt of Election Form, attached hereto as Exhibit (a)(1)(F), and (vii) the Form of Reminder Electronic Mail, attached hereto as Exhibit (a)(1)(G). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “eligible option holder” refers to all persons who employees hired on or before 5:00 p.m., California time, on July 5, 2011 and who remain employees of the Company through the date on which the New Options are granted.  An “eligible option holder” also refers to certain independent contractors who continue to provide service to the Company through the date on which the New Options are granted.  Members of the Company’s board of directors and the Company’s Section 16 officers are excluded from participating in this Offer.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)           Name and Address.

Bridge Capital Holdings is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 55 Almaden Boulevard, San Jose, California, and the telephone number at that address is (408) 423-8500. The information set forth in the Offer to Exchange under the caption “The Offer—Information concerning Bridge Capital Holdings” is incorporated herein by reference.

(b)           Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the New Options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by eligible optionees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “Number of options; expiration date,” “Acceptance of options for exchange and issuance of new options,” and “Source and amount of consideration; terms of new options” is incorporated herein by reference.

(c)           Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer—Price range of shares underlying the options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)           Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction F to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)           Material Terms.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet” and the sections under the caption “The Offer” titled “Eligibility,” “Number of options; expiration date,” “Purpose of the offer,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of new options,” “Conditions of the offer,” “Source and amount of consideration; terms of new options,” “Price range of shares underlying the options,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences,” “Extension of offer; termination; amendment” and Schedule C attached to the Offer to Exchange is incorporated herein by reference.

(b)           Purchases.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e)           Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference. The eligible option plans and related option agreements attached hereto as Exhibits (d)(1), (d)(2), (d)(3), (d)(4), and (d)(5) contain information regarding the subject securities.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)           Purposes.

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet” and “The Offer—Purpose of the offer” is incorporated herein by reference.

(b)           Use of Securities Acquired.

The information set forth in the Offer to Exchange under the captions “The Offer—Acceptance of options for exchange and issuance of new options” and “The Offer—Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c)           Plans.

The information set forth in the Offer to Exchange under the caption “The Offer—Purpose of the offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)           Source of Funds.

The information set forth in the Offer to Exchange under the caption “The Offer—Source and amount of consideration; terms of new options” is incorporated herein by reference.

(b)           Conditions.

The information set forth in the Offer to Exchange under the caption “The Offer—Conditions of the offer,” is incorporated herein by reference.

(d)           Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)           Securities Ownership.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)           Securities Transactions.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)           Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)           Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under the captions “The Offer—Financial Statements” and “The Offer—Additional Information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)           Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)           Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the captions “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” and “The Offer—Legal matters; regulatory approvals” is incorporated herein by reference.

(b)           Other Material Information.

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated July 5, 2011
(a)(1)(B)	Summary of Offer to Exchange Certain Outstanding Options for New Options
(a)(1)(C)	Letter to all Eligible Optionees from Daniel P. Myers dated July 5, 2011
(a)(1)(D)	Election Form and Agreement to Terms of Election
(a)(1)(E)	Form of Eligible Option Information Sheet
(a)(1)(F)	Confirmation of Receipt of Election Form
(a)(1)(G)	Form of Reminder Electronic Mail

(b)           Not applicable.

(d)(1)       The Bridge Capital Holdings 2006 Equity Incentive Plan, incorporated herein by reference to Annex A to the Company’s Definitive Proxy Statement filed on with the SEC on April 7, 2006.

(d)(2)       The Form of Stock Option Award Agreement for the 2006 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 6, 2006.

(d)(3)       Bridge Bank Amended and Restated 2001 Stock Option Plan, incorporated herein by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004.

(d)(4)       Amendment to the Bridge Bank Amended and Restated 2001 Stock Option Plan, incorporated herein by reference to the Company’s Current Report on Form 8-K filed November 16, 2006.

(d)(5)       The Form of Stock Option Agreement for the Bridge Bank Amended and Restated 2001 Stock Option Plan, incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement, filed with the Comptroller and declared effective on February 1, 2001.

(g)           Not applicable.

(h)           Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

BRIDGE CAPITAL HOLDINGS

/s/ Thomas A. Sa
Name: Thomas A. Sa
Title: Executive Vice President and Chief Financial Officer

Date:  July 5, 2011

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated July 5, 2011

(a)(1)(B)	Summary of Offer to Exchange Certain Outstanding Options for New Options

(a)(1)(C)	Letter to all Eligible Optionees from Daniel P. Myers dated July 5, 2011

(a)(1)(D)	Election Form and Agreement to Terms of Election

(a)(1)(E)	Form of Eligible Option Information Sheet

(a)(1)(F)	Confirmation of Receipt of Election Form

(a)(1)(G)	Form of Reminder Electronic Mail